EXHIBIT 99.14

Press Release

Statement on reports in the press

With reference to reports in the press, Fiat Industrial has not yet received a response from the Special Committee of the Board of Directors of CNH Global N.V. to the proposal it has submitted on May 30.

As  is  normal  practice  in  these  circumstances,  the  CNH  Special  Committee,  which  was constituted for the sole purpose of evaluating the proposal, is engaged in an extensive due diligence process, including presentations by FI management of the business plans of Iveco and FPT Industrial. These presentations were just completed.

Fiat Industrial expects to provide an update on the merger process in connection with the announcement of the Group’s third quarter results later this month.

Fiat  Industrial   S.p.A.  is  a  global  leader  in  the  capital  goods  sector  that,  through  its  various businesses, designs, produces and sells agricultural and construction equipment (CNH Global N.V.), trucks,  commercial  vehicles,  buses  and special  vehicles  (Iveco  S.p.A.),  in addition  to engines and transmissions  for those  vehicles and for marine  applications  (FPT  Industrial  S.p.A.).  Present  in all major markets worldwide, Fiat Industrial is focused on expanding its presence in high growth markets, including through new joint ventures. Further information on Fiat Industrial Group and its businesses is available on the corporate website  www.fiatindustrial.com

Turin, 5 October  2012

Fiat Industrial S.p.A.
Via Nizza 250, 10126 Torino
Tel. +39 011 006 2464, Fax +39 011 006 2094
mediarelations@fiatindustrial.com www.fiatindustrial.com